As filed with the Securities and Exchange Commission on August 1, 2003

                                                      Registration No. 333-_____

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          INTERNET COMMERCE CORPORATION
       -------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

            Delaware                                          13-3645702
 (State or other jurisdiction of                            (I.R.S. Employer
  incorporation or organization)                           Identification No.)


                                805 Third Avenue
                            New York, New York 10022
                                 (212) 271-7640
       ------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               G. MICHAEL CASSIDY
                      President and Chief Executive Officer
                          INTERNET COMMERCE CORPORATION
                                805 Third Avenue
                            New York, New York 10022
                                 (212) 271-7640
       ------------------------------------------------------------------
                     (Name, address, including zip code, and
          telephone number, including area code, of agent for service)

                                    Copy to:

                             PETER S. KOLEVZON, ESQ.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                          New York, New York 10022-3903
                                 (212) 715-9100
       ------------------------------------------------------------------


      Approximate date of commencement of proposed sale to the public: at such time or times after the effective date of this Registration Statement as the selling stockholders may determine.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|


                         CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------------------
                        Amount         Proposed       Proposed maximum         Amount
 Title of each class     to be      maximum offering  aggregate offering   of registration
 of securities to be   registered     per share (1)      price (1)             fee (1)
-------------------------------------------------------------------------------------------
class A common
stock, par value
$.01 per share         3,461,511(2)      $ 1.50         $ 5,192,266.50           $ 420.05
-------------------------------------------------------------------------------------------

(1) The proposed maximum aggregate offering price was estimated solely to calculate the registration fee under Rule 457(c) of the Securities Act of 1933 based upon the average of the highest and lowest prices per share of the class A common stock on the Nasdaq SmallCap Market reported on Thursday, July 31, 2003.

(2) Includes (a) 1,538,445 shares of class A common stock that may be issued upon exercise of warrants, (b) 192,307 shares of class A common stock that may be issued upon conversion of Series D Convertible Redeemable Preferred Stock, par value $0.01 per share, and (c) an indeterminate number of shares of class A common stock that may be issuable upon exercise of warrants and conversion of the Series D Preferred Stock pursuant to the anti-dilution provisions thereof with respect to stock splits, dividends and combinations.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to section 8(a), may determine.

                                   PROSPECTUS


                          INTERNET COMMERCE CORPORATION

      This prospectus will be used by the selling stockholders to resell all or a portion of the following securities issued in connection with our private placement of shares of our class A common stock, Series D Convertible Redeemable Preferred Stock and warrants to purchase shares of class A common stock at an initial exercise price per share of $1.47 on April 30, 2003 and May 1, 2003:

      o     1,730,759 shares of our class A common stock;

      o up to 1,538,445 shares of our class A common stock issuable upon exercise of the warrants; and

      o up to 192,307 shares of our class A common stock issuable upon conversion of the Series D Convertible Redeemable Preferred Stock.

      Our class A common stock is traded on the Nasdaq SmallCap Market under the symbol "ICCA." On July 31, 2003, the last sale price for the class A common stock was $1.58.

      Any selling stockholder may sell the class A common stock on the Nasdaq SmallCap Market or in privately negotiated transactions, whenever he decides and at the price he sets. The price at which any of the shares of class A common stock are sold and the commissions paid, if any, may vary from transaction to transaction. We will not receive any proceeds from the sale of these shares.

      This investment involves a high degree of risk. You should carefully consider the risk factors beginning on page 2 of this prospectus before you decide to invest.

      The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     Preliminary Prospectus, Subject to Completion, dated _________, 2003

       Important Notice about the Information Presented in this Prospectus

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

      You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. The business, financial condition, results of operations and prospects of ICC may have changed since that date.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

PROSPECTUS SUMMARY...........................................................1

RISK FACTORS.................................................................2

  Risks Relating to ICC......................................................2

  Risks Relating to the Internet and Online Commerce Aspects of Our
    Business.................................................................5

  Risks Relating to our Class A Common Stock.................................6

USE OF PROCEEDS..............................................................7

DESCRIPTION OF TRANSACTION...................................................7

SELLING STOCKHOLDERS.........................................................8

PLAN OF DISTRIBUTION........................................................10

DESCRIPTION OF SECURITIES...................................................12

LEGAL MATTERS...............................................................16

EXPERTS.....................................................................16

WHERE YOU CAN FIND MORE INFORMATION.........................................16

                               PROSPECTUS SUMMARY

      This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before purchasing shares of our class A common stock. You should read the entire prospectus carefully, including Risk Factors commencing on page 2, before making an investment decision.

                          Internet Commerce Corporation

      Internet Commerce Corporation, or "ICC," "we" or "our", a leader in the e-commerce business-to-business communication services market, provides complete electronic commerce, or EC, infrastructure solutions.

      Our business operates in three segments. These three segments are:

      o ICC.NET (formerly named CommerceSense(R)) - ICC.NET, the Company's global Internet-based value added network or VAN, uses the Internet and the Company's proprietary technology to deliver ICC's customers' documents and data files to members of their trading communities, many of which may have incompatible systems, by translating the documents and data files into any format required by the receiver. During the fourth quarter of fiscal 2002, we completed the integration of our data mapping and XML services groups into our ICC.NET business segment. These products and services had previously been included in our Professional Services segment. This action was taken to more closely align these data transfer components with the customers they serve as they are now primarily utilized to support our ICC.NET VAN service.

      o Service Bureau - Our Service Bureau manages and translates the data of small and mid-sized companies that exchange EDI data with large companies.

      o Professional Services - Our Professional Services segment facilitates the development and operation of comprehensive business-to-business e-commerce solutions.

      The mailing address of our principal executive offices is 805 Third Avenue, New York, New York 10022, and our telephone number at that address is
(212) 271-7640.

                                  The Offering

      In connection with our private placement that closed on April 30, 2003 and May 1, 2003, we issued an aggregate of 1,730,759 shares of our class A common stock, warrants to purchase up to 1,538,445 shares of our class A common stock at an exercise price per share of $1.47 and 250 shares of a newly created class of preferred stock called Series D Convertible Redeemable Preferred Stock, which shares of Series D Preferred Stock are initially convertible into 192,307 shares of our class A common stock. In addition, we granted certain registration rights to the purchasers of our class A common stock, warrants and Series D Preferred Stock. This prospectus has been prepared, and the registration statement of which this prospectus is a part has been filed with the Securities and Exchange Commission, to satisfy our obligations to the purchasers of the aforementioned securities. Accordingly, this prospectus covers:

      o the resale by the selling stockholders of the 1,730,759 shares of class A common stock issued in the private placement;

      o the resale by the selling stockholders of up to 1,538,445 shares our class A common stock issuable upon exercise of the warrants; and

      o the resale by the selling stockholders of up to 192,307 shares of our class A common stock issuable upon conversion of the Series D Preferred Stock.

      Investing in our securities involves risks. You should carefully consider the information under "Risk Factors" beginning below on this page 2 and the other information included in this prospectus before investing in our securities.

                           FORWARD LOOKING INFORMATION

      This prospectus contains a number of "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended. Specifically, all statements other than statements of historical facts included in this prospectus regarding our financial position, business strategy and plans and objectives of management for future operations are forward-looking statements. These forward-looking statements are based on the beliefs of management, as well as assumptions made by and information currently available to management. When used in this prospectus, including the information incorporated by reference, the words "anticipate," "believe," "estimate," "expect," "may," "will," "continue" and "intend," and words or phrases of similar import, as they relate to our financial position, business strategy and plans, or objectives of management, are intended to identify forward-looking statements. These cautionary statements reflect our current view regarding future events and are subject to risks, uncertainties and assumptions related to various factors which include but may not be limited to those listed under the heading Risk Factors starting below on this page 4 and other cautionary statements in this prospectus and in the information incorporated in this prospectus by reference

      Although we believe that our expectations are reasonable, we cannot assure you that our expectations will prove to be correct. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described in this prospectus as anticipated, believed, estimated, expected, intended or planned.

                                  RISK FACTORS

      You should carefully consider each of the following risk factors in addition to the other information contained in this prospectus before purchasing shares of our class A common stock. Investing in our class A common stock involves a high degree of risk. Any of the following risks could materially and adversely affect our business, operating results, financial condition and the market price of our class A common stock and could result in the complete loss of your investment.

Risks Relating to ICC

      We have a limited operating history and there is insufficient historical information to determine whether we will successfully implement any of our business strategies. We were founded in November 1991 under the name Infosafe Systems, Inc. and from 1991 to 1997 we conducted limited operations and developed certain products that we were unable to exploit commercially and consequently discontinued. In 1997, we shifted our business emphasis to focus exclusively on the development and marketing of our ICC.NET service, formerly known as our CommerceSense(R) service, and changed our name to Internet Commerce Corporation in September 1998 to reflect this shift. As a result, we have only a limited operating history and there is little historical information on which to evaluate our business and prospects. We may not be successful in implementing any of our business strategies.

      We have never earned a profit, may incur losses in the future and cannot assure that we will be profitable in the future on an operating basis or otherwise. We have incurred significant losses since we were founded in 1991. We have never earned a profit in any fiscal quarter and, as of April 30, 2003, we had an accumulated deficit of approximately $79.8 million.

      Our revenues are primarily dependent on the number of customers who subscribe to our ICC.NET VAN service and the volume of the data, documents or other information they send or retrieve utilizing this service. We are primarily focusing on our ICC.NET service and its success, as well as the success of our other services, depends to a large extent on the future of business-to-business electronic commerce using the Internet, which is uncertain. As a result, we may incur additional losses in the near future.

      Our expected revenue growth for the foreseeable future is almost entirely dependent on the success of our ICC.NET service. If our revenues grow at a slower rate than we anticipate, or decrease, and we are unable to adjust spending in a timely manner or if our expenses increase without commensurate increases in revenues, our operating results will suffer and we may not ever achieve profitability.

      We may not be able to compete effectively in the business-to-business electronic commerce market, which could limit our market share and harm our financial performance. Our principal competitors include: Inovis (formerly a subsidiary of Peregrine Systems, Inc.); GXS, Global eXchange Services, owned by Francisco Partners; International Business Machines Corporation Global Services; Sterling Commerce, Inc., a subsidiary of SBC Communications Inc.; EasyLink Corp.; and KleinSchmidt. Each of these competitors has an established VAN that has provided EDI for several years and has long-established relationships with the users of EDI, including many of our prospective customers.

      Our market is characterized by rapidly changing technology, customer demands and intense competition. The Internet's recent growth and the intense competition in our industry resulted in significant changes during 2002. Traditional VAN's such as GXS, Sterling and Inovis have either been sold by their parent companies or are currently for sale. GXS was recently acquired by Francisco Partners, Inovis was spun off from Peregrine Systems, Inc. and acquired by Golden Gate Capital, and we believe that SBC is attempting to sell Sterling Commerce. We believe that much of this activity is attributed to the impact of the Internet on traditional VAN's.

      New competition is emerging in the form of Web Services networks, collaborative applications, application service providers, e-marketplaces and integration broker suites. Competitors providing these alternatives include Cyclone Corporation and IPNet. They offer software solutions that utilize the Internet to transmit data between trading partners. We believe that the high cost of implementation and the ongoing costs of supporting a company's trading partners are a barrier to the wider acceptance of these product offerings in the marketplace.

      Many of our current and potential competitors have significant existing customer relationships and vastly larger financial, marketing, customer support, technical and other resources than we do. As a result, they may be able to respond more quickly to changing technology and changes in customer requirements or be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential customers and employees, or be able to devote greater resources to the development, promotion and sale of their services than we can. As a result, we may not be successful in competing against our competitors.

      Furthermore, we rely on many of our competitors to interconnect with our service to promote an "open community" so all businesses can take advantage of the efficiencies of EDI, no matter what network they choose as their provider. In September 2001 and April 2002, two of our competitors, GXS and Sterling Commerce, terminated existing interconnect agreements with us and we made alternative arrangements to serve our customers.

      If we are successful in utilizing our ICC.NET platform to provide new services, we may enter into different markets and may face the same or additional competitors, most of which will have substantially greater financial and other resources than we do.

      If we are unable to obtain necessary future capital, our business will suffer. As of April 30, 2003, we had unrestricted cash and marketable securities in the amount of approximately $2.3 million. We may need to raise additional funds if competitive pressures or technological changes are greater than anticipated, if we are unable to increase revenue at anticipated rates, if our expenses increase significantly or if our customers delay payment of our receivables. We cannot assure you that any additional financing will be available on reasonable terms or at all. Raising additional funds in the future by issuing securities could adversely affect our stockholders and negatively impact our operating results. If we raise additional funds through the issuance of debt securities, the holders of the debt securities will have a claim to our assets that will have priority over any claim of our stockholders. The interest on these debt securities would increase our costs and negatively impact our operating results. If we raise additional funds through the issuance of class A common stock or securities convertible into or exchangeable for class A common stock, the percentage ownership of our then-existing stockholders will decrease and they may experience additional dilution. In addition, any convertible or exchangeable securities may have rights, preferences and privileges more favorable to the holders than those of the class A common stock.

      If we lose our net operating loss carryforward of approximately $71 million, our financial results will suffer. Section 382 of the Internal Revenue Code contains rules designed to discourage persons from buying and selling the net operating losses of companies. These rules generally operate by focusing on ownership changes among stockholders owning directly or indirectly 5% or more of the common stock of a company or any change in ownership arising from a new issuance of stock by a company. In general, the rules limit the ability of a company to utilize net operating losses after a change of ownership of more than 50% of its common stock over a three-year period. Purchases of our class A common stock in amounts greater than specified levels could inadvertently create a limitation on our ability to utilize our net operating losses for tax purposes in the future. We are currently subject to a limitation on the utilization of our net operating loss carryforward.

      If we are unable to manage our growth, our financial results will suffer. Our ability to implement our business plan successfully in a new and rapidly evolving market requires effective planning and growth management. If we cannot manage our anticipated growth effectively, our business and financial results will suffer. We expect that we will need to continue to manage and to expand multiple relationships with customers, Internet service providers and other third parties. We also expect that we will need to continue to improve our financial systems, procedures and controls and will need to expand, train and manage our workforce, particularly our information technology and sales and marketing staffs.

      If we do not keep pace with rapid technological changes, customer demands and intense competition, we will not be successful. Our market is characterized by rapidly changing technology, customer demands and intense competition. The satisfactory performance, reliability and availability of our network infrastructure, customer support and document delivery systems and our web site are critical to our reputation and our ability to attract customers and maintain adequate customer service levels. If we cannot keep pace with these changes, and maintain the performance and reliability of our network, our ICC.NET service could become uncompetitive and our business will suffer. The Internet's recent growth and the intense competition in our industry require us to continue to develop strategic business and Internet solutions that enhance and improve the customer service features, functions and responsiveness of our ICC.NET VAN and other proposed services and that keep pace with continuing changes in information technology and customer requirements. If we are not successful in developing and marketing enhancements to our ICC.NET VAN service or other proposed services that respond to technological change or customer demands, our business will suffer.

      Failure of our third-party providers to provide adequate Internet and telecommunications service could result in significant losses of revenue. Our operations depend upon third parties for Internet access and telecommunications service. Frequent or prolonged interruptions of these services could result in significant losses of revenues. Each of them has experienced outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to our online architecture. These types of occurrences could also cause users to perceive our services as not functioning properly and therefore cause them to use other methods to deliver and receive information. We have limited control over these third parties and cannot assure you that we will be able to maintain satisfactory relationships with any of them on acceptable commercial terms or that the quality of services that they provide will remain at the levels needed to enable us to conduct our business effectively.

      We may suffer systems failures and business interruptions that would harm our business. Our success depends in part on the efficient and uninterrupted operation of our service which is required to accommodate a high volume of traffic. Almost all of our network operating systems are located at the Securities Industry Automation Corporation, or SIAC. SIAC runs all computing operations for the New York Stock Exchange and the American Stock Exchange. Our systems are vulnerable to events such as damage from fire, power loss, telecommunications failures, break-ins and earthquakes. This could lead to interruptions or delays in our service, loss of data or the inability to accept, transmit and confirm customer documents and data. Our business may suffer if our service is interrupted. Although we have implemented network security measures, our servers may be vulnerable to computer viruses, electronic break-ins, attempts by third parties deliberately to exceed the capacity of our systems and similar disruptions.

      If we cannot successfully expand our business outside of the United States, our revenues and operating results will be adversely affected. Our current and future customers are conducting their businesses internationally. As a result, an important component of our business strategy is to expand our international marketing and sales efforts and if we do not successfully expand our business in this way, we may lose current and future customers.

      If we cannot hire and retain highly qualified employees, our business and financial results will suffer. We are substantially dependent on the continued services and performance of our executive officers and other key employees. Competition for employees in our industry is intense. If we are unable to attract, assimilate and retain highly qualified employees, our management may not be able to effectively manage our business, exploit opportunities and respond to competitive challenges and our business and financial results will suffer. Many of our competitors may be able to offer more lucrative compensation packages and higher-profile employment opportunities than we can.

      We depend on our intellectual property, which may be difficult and costly to protect. If we fail to adequately protect our proprietary rights, competitors could offer similar products relying on technologies we developed, potentially harming our competitive position and decreasing our revenues. We attempt to protect our intellectual property rights by limiting access to the distribution of our software, documentation and other proprietary information and by relying on a combination of patent, copyright, trademark and trade secret laws. In addition, we enter into confidentiality agreements with our employees and certain customers, vendors and strategic partners. In some circumstances, however, we may, if required by a business relationship, provide our licensees with access to our data model and other proprietary information underlying our licensed applications.

      Despite the precautions we take, it may be possible for unauthorized third parties to copy aspects of our current or future products or to obtain and use information that we regard as proprietary. Policing unauthorized use of software is difficult, and some foreign laws do not protect proprietary rights to the same extent as United States laws. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others, any of which could be costly and adversely affect our operating results.

      Intellectual property infringement claims against us could harm our business. Our business activities and our ICC.NET service may infringe upon the proprietary rights of others and other parties may assert infringement claims against us. Any such claims and any resulting litigation could subject us to significant liability for damages and could invalidate our proprietary rights. We could be required to enter into royalty and licensing agreements, which may be costly or otherwise burdensome or which may not be available on terms acceptable to us.

Risks Relating to the Internet and Online Commerce Aspects of Our Business

      If Internet usage does not continue to grow or if its infrastructure fails, our business will suffer. If the Internet does not gain increased acceptance for business-to-business electronic commerce, our business will not grow or become profitable. We cannot be certain that the infrastructure or complementary services necessary to maintain the Internet as a useful and easy means of transferring documents and data will continue to develop. The Internet infrastructure may not support the demands that growth may place on it and the performance and reliability of the Internet may decline.

      Privacy concerns may prevent customers from using our services. Concerns about the security of online transactions and the privacy of users may inhibit the growth of the Internet as a means of delivering business documents and data. We may need to incur significant expenses and use significant resources to protect against the threat of security breaches or to alleviate problems caused by security breaches. We rely upon encryption and authentication technology to provide secure transmission of confidential information. If our security measures do not prevent security breaches, we could suffer operating losses, damage to our reputation, litigation and possible liability. Advances in computer capabilities, new discoveries in the field of cryptography or other developments that render current encryption technology outdated may result in a breach of our encryption and authentication technology and could enable an outside party to steal proprietary information or interrupt our operations.

      Government regulation and legal uncertainties relating to the Internet could harm our business. Changes in the regulatory environment in the United States and other countries could decrease our revenues and increase our costs. The Internet is largely unregulated and the laws governing the Internet remain unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy and taxation apply to the Internet. In addition, because of increasing popularity and use of the Internet, any number of laws and regulations may be adopted in the United States and other countries relating to the Internet or other online services covering issues such as:

      o   user privacy;
      o   security;
      o   pricing and taxation;
      o   content; and
      o   distribution.

      Costs of transmitting documents and data could increase, which would harm our business and operating results. The cost of transmitting documents and data over the Internet could increase. We may not be able to increase our prices to cover these rising costs. Also, foreign and state laws and regulations relating to the provision of services over the Internet are still developing. If individual states or foreign countries impose taxes or laws that negatively impact services provided over the Internet, our cost of providing our ICC.NET and other services may increase.

Risks Relating to our Class A Common Stock

      Trading of our class A common stock is volatile. The market price of our class A common stock has been very volatile in the past, ranging from a high of $4.80 to a low of $0.77 between August 1, 2001 and the date of this prospectus, and is likely to fluctuate substantially in the future. If our class A common stock fails to maintain a minimum bid price of $1.00 for 30 consecutive trading days, it may no longer be eligible for trading in The Nasdaq SmallCap Market.

      Shares eligible for future sale by our existing stockholders may adversely affect our stock price and may render it difficult to sell class A common stock. Between October 2001 and June 2003, we have registered on one or more registration statements, an aggregate of 2,028,564 shares of class A common stock. The market price of our class A common stock could be materially and adversely affected by sales of even a small percentage of these shares or the perception that these sales could occur.

      The market for our class A common stock may be illiquid, which would restrict your ability to sell your shares of class A common stock. Our class A common stock is trading on the Nasdaq SmallCap Market. It is possible that the trading market for the class A common stock in the future will be thin and illiquid, which could result in increased volatility in the trading prices for our class A common stock. The price at which our class A common stock will trade in the future cannot be predicted and will be determined by the market. The price may be influenced by many factors, including investors' perceptions of our business, our financial condition, operating results and prospects, the use of the Internet for business purposes and general economic and market conditions.

      Our board of directors can issue preferred stock with rights adverse to the holders of class A common stock. Our board of directors is authorized, without further stockholder approval, to determine the provisions of and to issue up to 4,979,575 shares of preferred stock. Issuance of preferred shares with rights to dividends and other distributions, voting rights or other rights superior to the class A common stock could be adverse to the holders of class A common stock. In addition, issuance of preferred shares could have the effect of delaying, deterring or preventing an unsolicited change in control of our company, or could impose various procedural and other requirements that could make it more difficult for holders of our class A common stock to effect certain corporate actions, including the replacement of incumbent directors and the completion of transactions opposed by the incumbent Board of Directors. The rights of the holders of our class A common stock would be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. We are also subject to Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a business combination with any "interested" stockholder (as defined in Section 203) for a period of three years from the date the person becomes an interested stockholder, unless certain conditions are met.

      We may have to use significant resources indemnifying our officers and directors or paying for damages caused by their conduct. The Delaware General Corporation Law provides for broad indemnification by corporations of their officers and directors and permits a corporation to exculpate its directors from liability for their actions. Our bylaws and certificate of incorporation implement this indemnification and exculpation to the fullest extent permitted under this law as it currently exists or as it may be amended in the future. Consequently, subject to this law and to some limited exceptions in our certificate of incorporation, none of our directors will be liable to us or to our stockholders for monetary damages resulting from conduct as a director.

                                 USE OF PROCEEDS

      If the warrants are exercised in full, we would realize proceeds, before expenses, in the amount of approximately $2,261,514. The net proceeds of the exercise of the warrants will be used for general corporate purposes.

      The selling stockholders are selling all the shares of class A common stock covered by this prospectus for their own account. We will not receive any proceeds from the sale of shares of class A common stock by the selling stockholders.

                           DESCRIPTION OF TRANSACTION

Private Placement

      On April 30, 2003 and May 1, 2003, we completed a private placement of 1,730,759 shares of our class A common stock, warrants to purchase an aggregate of 1,538,445 shares of our class A common stock and 250 shares of our series D preferred stock. The private placement resulted in gross proceeds to us of approximately $2,085,000 and the settlement of certain outstanding payables valued at $50,000. The Company issued 1,730,759 shares of class A common stock, 250 shares of newly authorized series D convertible redeemable preferred stock, which are initially convertible into 192,307 shares of class A common stock at $1.30 per share, and five year warrants exercisable for 1,538,445 shares of Class A Common Stock at $1.47 per share.

      We entered into a registration rights agreement with the investors dated April 30, 2003. Pursuant to the registration rights agreement, we agreed to file with the SEC a registration statement covering the resale of all of our shares of class A common stock issued or issuable in the private placement and covered by this prospectus pursuant to Rule 415 of the Securities Act. Accordingly, we filed a registration statement on Form S-3, of which this prospectus forms a part, with respect to the resale of these shares from time to time. In addition, we agreed to use our commercially reasonable efforts to cause the registration statement to be declared effective under the Securities Act as promptly as possible thereafter, and use commercially reasonable efforts to keep the registration statement effective for two years following the closing of the private placement, unless the shares of our class A common stock issued or issuable in the private placement and covered by this prospectus have been sold and the distribution of the shares has been completed.

                              SELLING STOCKHOLDERS

      The table below sets forth information, as of June 25, 2003, regarding the beneficial ownership of the shares of class A common stock by the selling stockholders. As used herein, "selling stockholders" includes donees and pledgees selling shares of class A common stock received from the persons or entities listed below after the date of this prospectus.


                                                        Number of
                                                        Shares of           Number of      Class A Common Stock
                                                         Class A            Shares of       Beneficially Owned
                                                      Common Stock           Class A        After Offering (1)
                                                    Beneficially Owned     Common Stock   ----------------------
        Selling Stockholders                          Before Offering        Offered        Number      Percent
-------------------------------------               ------------------     ------------   ----------    -------

Andrew J. Kunar (2)                                       167,885              90,000          77,885       *
Anthony D'Angelo (3)                                      320,570              17,307         303,263     2.16%
Arthur R. Medici (4)                                      291,072              21,668         269,404     1.92%
Bank Lease Consultants (5)                                 36,000              36,000               0       *
Blue Water Venture Fund II, L.L.C. (6)                  1,400,698             346,152       1,054,546     7.63%
CCJ Trust (7)                                              98,181              72,000          26,181       *
Cheryl A. Ulie (8)                                        651,211             276,922         374,289     2.72%
Daniel R. Bakovich (9)                                     17,307              17,307               0       *
David Hubbard & Jane Hubbard, JTWRS (10)                  395,206              17,307         377,899     2.68%
Donald L. Winton (11)                                     270,000              90,000         180,000     1.31%
Edward J. Lenkin (12)                                      34,614              34,614               0       *
Gary Blum (13)                                             46,300              45,000           1,300       *
Global Tedata II, LLC (14)                                180,000             180,000               0       *
Gregg Rzepczynski (15)                                     51,922              51,922               0       *
Harvey Blitz (16)                                         126,280              86,536          39,744       *
John Huston (17)                                          140,000              90,000          50,000       *
John A. Moore (18)                                        147,607             129,807          17,800       *
Kramer Levin Naftalis & Frankel LLP (19)                   86,536              86,536               0       *
Mary B. Rouleau (20)                                      220,475             173,075          47,400       *
Michael T. Brooks (21)                                     83,614              34,614          49,000       *
Michael Solomon (22)                                      101,754              67,500          34,254       *
Randall R. McCathren (23)                                 581,914             180,345         401,569     2.92%
Robert H. Wood (24)                                       173,075             173,075               0       *
Rollin Polonitza (25)                                      69,300              69,300               0       *
Spencer I. Browne (26)                                    278,614             173,075         105,539       *
Stephen J. Posner (27)                                    191,381              86,536         104,845       *
Steven Richman (28)                                       263,072              90,000         173,072     1.23%
TCMP3 Partners, LLC (29)                                  449,075             432,691          16,384       *
Vicky C. King (30)                                         69,300              69,300               0       *
Walter M. Psztur (31)                                     406,569              36,000         370,569     2.64%
Warren M. Duffy (32)                                      248,172             186,922          61,250       *

--------------------
*     Less than 1%.

(1) Assumes that all shares of class A common stock offered by this prospectus are sold.

(2) Includes 40,000 shares of class A common stock issuable upon the exercise of warrants.

(3) Mr. D'Angelo is a Senior Vice President of the Company. Includes an aggregate of 302,263 shares of class A common stock issuable upon the exercise of options, of which 73,333 of such options are part of an option grant that was made on May 10, 2002 to purchase 110,000 shares at an exercise price of $2.70 per share, which was the fair value of the class A common stock at the date of grant. Of the 110,000 options, one-third vested upon issuance, one third of such options vested in July 2002 and the remaining one-third of such options (which are not included above) vest on November 10, 2007. However, the remaining one-third of these options will vest on the day the closing price of the Company's class A common stock equals or exceeds $10.00 per share or upon a change in control of the Company as defined in the option agreement. Also includes 7,692 shares of class A common stock issuable upon the exercise of warrants.

(4) Mr. Medici is a director of the Company. Includes 269,404 shares of class A common stock issuable upon the exercise of options. Does not include 136,251 shares of class A common stock owned by Mr. Medici's wife and class A common stock held by his wife as custodian for his daughters, in which securities Mr. Medici disclaims any beneficial interest. Also includes 13,333 shares of class A common stock issuable upon the exercise of warrants.

(5) Includes 16,000 shares of class A common stock issuable upon the exercise of warrants.

(6) Mr. Cooke, a director of the Company, is a managing director of Blue Water Capital II, L.L.C., the managing member of the Blue Water Venture Fund II, L.L.C. Mr. Cooke disclaims beneficial ownership of these securities. Includes 192,307 shares of class A common stock issuable upon the exercise of 250 shares of Series D Convertible Redeemed Preferred Stock, and 208,390 shares of class A common stock issuable upon the exercise of warrants.

(7) Charles C. Johnston, a director of the Company, is the investment manager of CCJ Trust. Mr. Johnston disclaims beneficial ownership of the shares of class A common stock beneficially owned by CCJ Trust. Includes 36,909 shares of class A common stock issuable upon the exercise of warrants.

(8) Includes 188,530 shares of class A common stock issuable upon the exercise of warrants.

(9) Includes 7,692 shares of class A common stock issuable upon the exercise of warrants.

(10) Mr. Hubbard is the Company's Chief Technology Officer. Includes an aggregate of 357,263 shares of class A common stock issuable upon the exercise of options, of which 73,333 of such options are part of an option grant that was made on May 10, 2002 to purchase 110,000 options at an exercise price of $2.70 per share, which was the fair value of the class A common stock at the date of grant. Of the 110,000 options, one-third vested upon issuance, one third of such options vested in July 2002 and the remaining one-third of such options (which are not included above) vest on November 10, 2007. However, the remaining one-third of these options will vest on the day the closing price of the Company's class A common stock equals or exceeds $10.00 per share or upon a change in control of the Company as defined in the option agreement. Also includes 9,874 shares of class A common stock issuable upon the exercise of warrants.

(11) Includes 40,000 shares of class A common stock issuable upon the exercise of warrants.

(12) Includes 15,384 shares of class A common stock issuable upon the exercise of warrants.

(13) Includes 20,000 shares of class A common stock issuable upon the exercise of warrants.

(14) Includes 80,000 shares of class A common stock issuable upon the exercise of warrants.

(15) Includes 23,076 shares of class A common stock issuable upon the exercise of warrants.

(16) Includes 44,460 shares of class A common stock issuable upon the exercise of warrants.

(17) Includes 40,000 shares of class A common stock issuable upon the exercise of warrants.

(18) Includes 57,692 shares of class A common stock issuable upon the exercise of warrants.

(19) Includes 38,460 shares of class A common stock issuable upon the exercise of warrants.

(20) Includes 76,922 shares of class A common stock issuable upon the exercise of warrants.

(21) Includes 15,384 shares of class A common stock issuable upon the exercise of warrants.

(22) Includes 56,454 shares of class A common stock issuable upon the exercise of warrants.

(23) Includes 80,153 shares of class A common stock issuable upon the exercise of warrants.

(24) Includes 76,922 shares of class A common stock issuable upon the exercise of warrants.

(25) Includes 30,800 shares of class A common stock issuable upon the exercise of warrants.

(26) Mr. Browne is a director of the Company. Includes 78,456 shares of class A common stock issuable upon the exercise of warrants. Also includes 46,667 shares of class A common stock issuable upon the exercise of options.

(27) Includes 44,460 shares of class A common stock issuable upon the exercise of warrants.

(28) Includes 50,800 shares of class A common stock issuable upon the exercise of warrants.

(29) Walter Schenker, a principal of TCMP3 Partners has voting and investment control over the class A common stock beneficially owned by TCMP3 Partners. Includes 208,671 shares of class A common stock issuable upon the exercise of warrants.

(30) Includes 30,800 shares of class A common stock issuable upon the exercise of warrants.

(31) Mr. Psztur is the Company's Chief Financial Officer and Secretary. Includes an aggregate of 353,933 shares of class A common stock issuable upon the exercise of options, of which 116,667 of such options are part of an option grant that was made on May 10, 2002 to purchase 175,000 shares at an exercise price of $2.70 per share, which was the fair value of the class A common stock at the date of grant. Of the 175,000 options, one-third vested upon issuance, one third of such options vested in July 2002 and the remaining one-third of such options (which are not included above) vest on November 10, 2007. However, the remaining one-third of these options will vest on the day the closing price of the Company's class A common stock equals or exceeds $10.00 per share or upon a change in control of the Company as defined in the option agreements. Also includes 18,182 shares of class A common stock issuable upon the exercise of warrants.

(32) Includes 83,076 shares of class A common stock issuable upon the exercise of warrants.

                              PLAN OF DISTRIBUTION

      ICC is registering the shares of class A common stock on behalf of the selling stockholders. We anticipate that the selling stockholders may sell all or a portion of the shares of class A common stock offered by this prospectus from time to time on the Nasdaq SmallCap Market, on other securities exchanges or in private transactions, at fixed prices, at market prices prevailing at the time of sale or at prices reasonably related to the market price, at negotiated prices, or by a combination of these methods of sale through:

      o ordinary brokerage transactions and transactions in which the broker solicits purchases;

      o sales to one or more brokers or dealers as principal, and the resale by those brokers or dealers for their account, including resales to other brokers and dealers;

      o block trades in which a broker or dealer will attempt to sell the shares of class A common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction; or

      o     privately negotiated transactions with purchasers.

      We are not aware as of the date of this prospectus of any agreements between the selling stockholders and any broker-dealers regarding the sale of the shares of class A common stock offered by this prospectus, although we have made no inquiry in that regard. In connection with distributions of the shares of class A common stock, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with these transactions:

      o broker-dealers may engage in short sales of the shares of class A common stock covered by this prospectus in the course of hedging the positions they assume with selling stockholders;

      o the selling stockholders may sell shares of class A common stock short and deliver the shares of class A common stock offered by this prospectus to close out their short positions;

      o the selling stockholders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares of class A common stock offered by this prospectus, which the broker-dealer may resell according to this prospectus; and

      o the selling stockholders may loan or pledge (or engage in other transactions in which record ownership of the shares does not change except under certain circumstances) the shares of class A common stock offered by this prospectus to a broker or dealer who may sell the loaned shares, or upon a default, the broker or dealer may effect sales of the loaned or pledged shares according to this prospectus.

      All costs, fees and expenses of registration incurred in connection with the offering will be borne by us. All selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders. We have agreed to indemnify or provide contributions to the selling stockholders for certain liabilities, including liabilities arising under the Securities Act.

      The selling stockholders and any broker, dealer or other agent executing sell orders on behalf of the selling stockholders may be considered to be underwriters within the meaning of the Securities Act. If so, commissions received by any of these brokers, dealers or agents and profit on any resale of the shares of class A common stock may be considered to be underwriting commissions under the Securities Act. These commissions received by a broker, dealer or agent may be in excess of customary compensation.

      The selling stockholders also may resell all or a portion of the shares of class A common stock offered by this prospectus in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that Rule.

      We have notified the selling stockholders that they will be subject to applicable provisions of the Securities Exchange Act of 1934 and its rules and regulations, including, among others, Rule 102 under Regulation M. These provisions may limit the timing of purchases and sales of any of the shares of class A common stock by the selling stockholders. Rule 102 under Regulation M provides, with some exceptions, that it is unlawful for the selling stockholders or their affiliated purchasers to, directly or indirectly, bid for or purchase, or attempt to induce any person to bid for or purchase, for an account in which the selling stockholders or affiliated purchasers have a beneficial interest, any securities that are the subject of the distribution during the applicable restricted period under Regulation M. All of the above may affect the marketability of the shares of class A common stock. To the extent required by law, we may require the selling stockholders, and their brokers, if applicable, to provide a letter that acknowledges compliance with Regulation M under the Exchange Act before authorizing the transfer of the selling stockholders' shares of class A common stock.

                            DESCRIPTION OF SECURITIES

      The following summary description of the material terms of our capital stock and warrants is not intended to be complete. The terms of our capital stock are also governed by the provisions of our certificate of incorporation and bylaws, which are included as exhibits to the registration statement, and the Delaware General Corporation Law. You should read our certificate of incorporation and bylaws very carefully. Some of the relevant provisions of our certificate of incorporation and bylaws and the Delaware General Corporation Law are discussed under the heading Delaware Law and Certificate of Incorporation and Bylaw Provisions on page 15 of this prospectus.

      We have the authority to issue up to 40,000,000 shares of class A common stock, 2,000,000 shares of class B common stock and 5,000,000 shares of preferred stock.

Common Stock

Class A common stock

      As of July 28, 2003, there were 13,784,770 shares of class A common stock outstanding, held of record by approximately 201 stockholders. The class A common stock is currently trading on the Nasdaq SmallCap Market under the symbol "ICCA."

      Holders of class A common stock are entitled to one vote per share on all matters to be voted on by our common stockholders. Subject to the preferences of the preferred stock, the holders of class A common stock are entitled to a proportional distribution of any dividends that may be declared by the board of directors, provided that if any distributions are made to the holders of class A common stock, identical per-share distributions must be made to the holders of the class B common stock, even if the distributions are in class A common stock. In the event of a liquidation, dissolution or winding up of ICC, the holders of class A common stock are entitled to share equally with holders of the class B common stock in all assets remaining after liabilities and amounts due to holders of preferred stock have been paid in full or set aside. Class A common stock has no preemptive, redemption or conversion rights. The rights of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of series C preferred stock and series D preferred stock or any other series of preferred stock that ICC may designate and issue in the future.

Class B common stock

      There are no shares of class B common stock outstanding. The class B common stock is identical to the class A common stock, except that each share of class B common stock is entitled to six votes.

Preferred Stock

      Our certificate of incorporation authorizes our board of directors, without any approval of our stockholders, to issue up to 5,000,000 shares of preferred stock from time to time and in one or more series and to fix the number of shares of any series and the designation, conversion, dividend, liquidation preference and other rights of the series. The board of directors has designated 10,000 shares of preferred stock as series A preferred stock, 175 shares of preferred stock as series S preferred stock, 10,000 shares of preferred stock as series C preferred stock and 250 shares of preferred stock as series D preferred stock. No shares of series A preferred stock or series S preferred stock are outstanding and the Board of Directors does not intend to authorize the issuance of any of these shares.

      Future issuances of preferred stock may have the effect of delaying or preventing a change in control of ICC. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock. In some circumstances, the issuance of preferred stock could have the effect of decreasing the market price of our common stock.

Series C Preferred Stock

      As of July 28, 2003, ICC had 10,000 shares of series C preferred stock outstanding, held by one stockholder.

      Series C preferred stock is convertible, at the option of the holder, into class A common stock. Each share of series C preferred stock is convertible into a number of shares of class A common stock determined by dividing $1,000 by the conversion price at the date of conversion. The conversion price for the series C preferred stock is $22.34 per share, which is subject to adjustment in the case of a reclassification, subdivision or combination of ICC's common stock and upon a consolidation, merger or sale of substantially all of the assets of ICC.

      Series C preferred stock is redeemable, in whole or in part, by ICC, commencing on January 5, 2005. The redemption price for each share of series C preferred stock is $1,000 plus unpaid dividends. Notice of redemption must be given not less than fifteen days nor more than 45 days before the redemption date.

      Upon a liquidation, dissolution or winding up of ICC, the holder of series C preferred stock is entitled to receive an amount equal to $1,000 per share of series C preferred stock plus unpaid dividends before any distribution is made to holders of common stock or any other class or series of stock (including the series D preferred stock).

      The holder of the outstanding shares of series C preferred stock is entitled to a 4% annual dividend payable in cash or in shares of class A common stock (valued at the then market price of the class A common stock), at the option of ICC. These dividends are payable on each January 1 and commenced on January 1, 2001. ICC elected to issue 111,142 shares of class A common stock in payment of the dividend due on January 1, 2001, 98,839 shares of class A common stock in payment of the dividend due on January 1, 2002 and 302,343 shares of class A common stock in payment of the dividend due on January 1, 2003.

      Each share of series C preferred stock is entitled to a number of votes equal to the number of whole shares of common stock into which each share of series C preferred is convertible as of the record date for the determination of stockholders entitled to vote on any matter submitted to stockholders. As of the date of this prospectus, each share of series C preferred stock is entitled to approximately 44.76 votes.

Series D Preferred Stock

      As of July 28, 2003, 2003, ICC had 250 shares of series D preferred stock outstanding, held by one stockholder.

      Series D preferred stock is convertible, at the option of the holder, into class A common stock. Each share of series D preferred stock is convertible into a number of shares of class A common stock determined by dividing $1,000 by the conversion price at the date of conversion. The conversion price for the series D preferred stock is $1.30 per share, which is subject to adjustment in the case of a reclassification, subdivision or combination of ICC's common stock and upon a consolidation, merger or sale of substantially all of the assets of ICC.

      Subject to the existence of certain conditions, the series D preferred stock is redeemable, in whole or in part, by ICC, commencing on the day that is the second anniversary after the first date on which the series D preferred stock is issued. The redemption price for each share of series D preferred stock is $1,000 plus all accrued by unpaid dividends. Notice of redemption must be given not less than fifteen days nor more than 45 days before the redemption date.

      Upon a voluntary or involuntary liquidation, dissolution, reorganization or winding-up of ICC, the holder of series D preferred stock is entitled to receive an amount equal to $1,000 per share of series D preferred stock plus accrued and unpaid dividends before any distribution is made to holders of class A common stock and any issued class of securities ranking junior in liquidation preference to the series D preferred stock but after provision for the holders of series C preferred stock.

      The holder of the outstanding shares of series D preferred stock is entitled to a dividend when and if declared by the Board of Directors.

      Each share of series D preferred stock is entitled to a number of votes equal to the number of whole shares of class A common stock into which each share of series D preferred is convertible as of the record date for the determination of stockholders entitled to vote on any matter submitted to stockholders. As of the date of this prospectus, each share of series D preferred stock is entitled to approximately 769 votes.

Warrants

      In April 1999, a consultant received warrants to purchase 18,000 shares of class A common stock for consulting services performed for ICC. Each warrant entitles the holder upon exercise to purchase 1.36891 shares of class A common stock for $9.94 per share and expires in March 2004. As of July 28, 2003, all of these warrants were outstanding.

      In connection with our strategic global alliance with Cable & Wireless plc, we issued to Cable & Wireless warrants to purchase 400,000 shares of our class A common stock. Each of these warrants entitles the holder upon exercise to purchase one share of class A common stock for $22.21 per share and expires in January 2005. The number and exercise price of these warrants are subject to appropriate adjustment in the event of any stock dividend, subdivision or combination of the outstanding class A common stock. As of July 28, 2003, all of these warrants were outstanding.

      On October 29, 2001, we sold in a private placement 1,159,716 shares of class A common stock and warrants to purchase 347,915 additional shares of class A common stock for gross proceeds of $3,189,219. The warrants expire in October 2006 and are exercisable at $3.58 per share. The warrants are redeemable at our option for $.10 per warrant commencing in April 2003 if the closing bid price of our class A common stock is at least 200% of the exercise price of the warrants for 30 consecutive trading days. In connection with the private placement, we incurred fees of $152,111, of which $35,000 was paid in cash and $117,511 was paid by issuing warrants to purchase 50,000 shares of class A common stock. These warrants have substantially the same terms as the warrants issued in the October 2001 private placement.

      We commenced a warrant exchange offer on April 23, 2002 that ended on May 31, 2002. The offer was made to investors who participated in the private placement on October 29, 2001 and to holders of warrants issued as fees in connection with the private placement. The offer reduced the exercise price of the warrants issued in the private placement to $2.50 per share for those investors that agreed to exercise those warrants. In addition, for each share of class A common stock purchased pursuant to the warrant exercise, a new five-year warrant to purchase an equivalent number of shares of class A common stock was issued. These warrants have an exercise price of $3.50 per share and otherwise contain the same terms as the warrants issued in the private placement. We received $659,288 in proceeds and issued a total of 263,715 shares of class A common stock and warrants to purchase the same number of shares of class A common stock.

      On July 11, 2002, we entered into a settlement agreement with ING Merger, LLC and ING Capital, LLC, a wholly-owned subsidiary of ING Merger, pursuant to which, we issued to ING Capital warrants to purchase 60,000 shares of class A common stock at an exercise price of $3.58 per share in settlement of outstanding fees owed to ING Barings LLC. The warrants are exercisable for a five-year period. We may redeem the warrants, at our option, if the closing bid price of the class A common stock exceeds 200% of the exercise price for a period of 30 consecutive trading days and if the shares of stock deliverable upon exercise may be sold in whole. The redemption price is ten cents per warrant.

      On April 30, 2003 and May 1, 2003, we sold in a private placement of 1,682,683 shares of our class A common stock, warrants to purchase an aggregate of 1,499,985 shares of our class A common stock at an exercise price per share of $1.47 and 250 shares of our Series D Preferred Stock, resulting in gross proceeds of approximately $2,085,500. In addition, we issued 48,076 shares of class A common stock and warrants to purchase 38,460 shares of class A common stock at an exercise price per share of $1.47 in settlement of certain outstanding payables valued at $50,000, the invoice amount of the services provided. The Series D Preferred Stock is initially convertible into 192,307 shares of class A common stock. The warrants are exercisable until the fifth anniversary of the date of issuance. In addition, the warrants are redeemable at our option for $.10 per warrant commencing on the date the warrants were issued if the closing bid price of our class A common stock exceeds 200% of the exercise price of the warrants for 30 consecutive trading days. In addition, in connection with the private placement that closed on April 30, 2003 and May 1, 2003, we incurred fees of $206,167, of which $20,000 was paid in cash, $98,365 remains to be paid in cash and $87,802 was paid by issuing warrants to purchase 110,680 shares of class A common stock. These warrants have substantially the same terms as the warrants issued in the private placement referred to in this paragraph.

Delaware Law and Certificate of Incorporation and Bylaw Provisions

      The following is a summary description of some material provisions of the Delaware General Corporation Law and our certificate of incorporation and bylaws. For further information you should refer to our certificate of incorporation and bylaws.

      We must comply with the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An interested stockholder is generally a person who, together with affiliates and associates, owns, or within the past three years did own, 15% of the corporation's voting stock.

      There are provisions in our certificate of incorporation, our bylaws and Delaware law that make it more difficult for a third party to obtain control of ICC, even if doing so would be beneficial to our stockholders. This could depress our stock price. However, these provisions enhance the likelihood of continuity and stability in the composition of the policies formulated by our board of directors. In addition, these provisions are intended to ensure that the board of directors will have sufficient time to act in what it believes to be in the best interests of ICC and its stockholders. These provisions also are designed to reduce our vulnerability to an unsolicited takeover proposal that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of ICC. The provisions are also intended to discourage some tactics that may be used in proxy fights.

      Classified Board of Directors. Our board of directors is divided into three classes of directors. The classes are as nearly equal in number as possible and serve staggered three-year terms. One class of directors is elected each year to serve a three-year term. The classified board provision will help to assure the continuity and stability of the board of directors and our business strategies and policies as determined by the board of directors. The classified board provision could have the effect of discouraging a third party from making a tender offer for our shares or attempting to obtain control of ICC. In addition, the classified board provision could delay stockholders who do not agree with the policies of the board of directors from replacing a majority of the board of directors for two years.

      Exculpation and Indemnification. We have included in our certificate of incorporation and bylaws provisions to (1) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law, and (2) indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is discretionary.

      We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

Transfer Agent and Registrar

      The transfer agent and registrar for our class A common stock is American Stock Transfer and Trust Company.

                                  LEGAL MATTERS

      The legality of the shares of class A common stock being offered by this prospectus has been passed upon by Kramer Levin Naftalis & Frankel LLP, New York, New York.

                                     EXPERTS

      The consolidated financial statements and related financial statement schedule, incorporated in this prospectus by reference from Internet Commerce Corporation's Annual Report on Form 10-K for the year ended July 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the Company's adoption of the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," effective August 1, 2001), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

      Government Filings. We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

      We have filed with the SEC a registration statement on form S-3 to register the shares of class A common stock to be offered. This prospectus is part of that registration statement and, as permitted by the SEC's rules, does not contain all the information included in the registration statement. For further information about us and our class A common stock, you should refer to that registration statement and to the exhibits and schedules filed as part of that registration statement, as well as the documents we have incorporated by reference which are discussed below. You can review and copy the registration statement, its exhibits and schedules, as well as the documents we have incorporated by reference, at the public reference facilities maintained by the SEC as described above. The registration statement, including its exhibits and schedules, are also available on the SEC's web site, given above.

      o Stock Market. Shares of our class A common stock are traded on the Nasdaq SmallCap Market.

      o Information Incorporated by Reference. The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any further filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until this offering has been completed:

            (a) Our annual report on Form 10-K for the year ended July 31, 2002;

            (b) Our amendment to our annual report on Form 10-K/A filed with the SEC on November 5, 2002;

            (c) Our quarterly reports on Form 10-Q for the quarters ended October 31, 2002, January 31, 2003 and April 30, 2003; and

            (d) The description of our class A common stock contained in our Rule 424 prospectus filed with the SEC on July 18, 1995, including any amendments or reports filed for the purpose of updating the description. See also Description of Securities beginning on page 12 of this prospectus.

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

      Internet Commerce Corporation
      805 Third Avenue
      New York, New York  10022
      (212) 271-7640
      Attn:  Victor Bjorge

      We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. We have not authorized anyone to provide you with, and you should not rely on, information other than that which is in this prospectus, any prospectus supplement or which is incorporated in this prospectus by reference.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

      The following table sets forth the estimated expenses in connection with the distribution of the securities covered by this Registration Statement. All of the expenses will be borne by ICC except as otherwise indicated.

   SEC Registration Fee (actual)....................................$    420.05
   Printing and engraving fees and expenses.........................$  1,000.00
   Legal fees and expenses..........................................$ 41,261.00
   Accounting fees and expenses.....................................$ 15,000.00
   Miscellaneous....................................................$  1,000.00
                                                                    -----------
   Total............................................................$ 58,681.05

Item 15.    Indemnification of Directors and Officers.

      Section 145 of the General Corporation Law of the State of Delaware, or the DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits, proceedings whether civil, criminal, administrative, or investigative, other than action by or in the right of the corporation, known as a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses, including attorneys' fees, incurred in connection with the defense or settlement of the action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise. Section 145 thus makes provision for indemnification in terms sufficiently broad to cover officers and directors, under certain circumstances, for liabilities arising under the Securities Act.

      Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of unlawful dividends or unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

      Article VII of our bylaws and Article Seventh of our Amended and Restated Certificate of Incorporation, as further amended, both provide that we shall indemnify, to the fullest extent permitted by Section 145 of the DGCL, each person that Section 145 grants us power to indemnify. Article VIII of our bylaws and Article Seventh of our Amended and Restated Certificate of Incorporation, as further amended, both provide that no director shall be liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under Section 174 of the DGCL or (4) a transaction from which the director derived an improper personal benefit, and that it is the intention of the foregoing provisions to eliminate the liability of our directors to ICC and our stockholders to the fullest extent permitted by Section 102(b)(7) of the DGCL.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by ICC of expenses incurred or paid by a director, officer or controlling person of ICC in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by ICC is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.    Exhibits.

      The following documents are filed as exhibits to this Registration Statement, including those exhibits incorporated in this registration statement by reference to a prior filing of ICC under the Securities Act or the Securities Exchange Act of 1934, as amended, as indicated in parenthesis:

Exhibit
Number   Description
------   -----------

2.1 Agreement and Plan of Merger among ICC, ICC Acquisition Corporation, Inc., a wholly-owned subsidiary of ICC, Research Triangle Commerce, Inc., or RTCI, and the selling shareholders of RTCI (10)

2.2 Agreement and Plan of Merger among ICC, IDC, and the selling shareholders of IDC (11)

3(i).1   Amended and Restated Certificate of Incorporation (1)

3(i).2 Certificate of Merger merging Infosafe Systems, Inc. and Internet Commerce Corporation (1)

3(i).3 Certificate of Amendment to the Amended and Restated Articles of Incorporation (2)

3(i).4 Certificate of Designations -- Series A Convertible Redeemable Preferred Stock (1)

3(i).5   Certificate of Designations -- Series C Preferred Stock (8)

3(i).6*  Certificate of Designations -- Series D Preferred Stock

3(ii).1  By-laws (6)

4.1      Specimen Certificate for Class A Common Stock (3)

4.2      Form of Class A Bridge Warrant issued in the 1998 bridge financing (1)

4.3 Warrant Agreement dated January 12, 2000, by and among ICC and Cable and Wireless USA, Inc. (8)

4.4 Form of Registration Rights Agreement dated as of October 29, 2001 by and among ICC and the purchase identified therein (15)

4.5 Registration Rights Agreement dated as of October 29, 2001 by and between ICC and Amaranth Trading LLC (13)

4.6 Format Class A Common Stock Warrant issued in the October 29, 2001 private placement (13)

4.7 Form of Registration Rights Agreement dated as of April 30, 2003 by and among ICC and the persons listed on Schedule A thereto (15)

4.8 Form of Registration Rights Agreement dated as of April 30, 2003 by and between ICC and Blue Water Venture Fund II, L.L.C. (15)

Exhibit
Number   Description
------   -----------

4.9 Form of Class A Common Stock Warrant issued in the April 30, 2003 and May 1, 2003 private placements (15)

5.1* Opinion of Kramer Levin Naftalis & Frankel LLP regarding legality of the shares of class A common stock being registered pursuant to this Registration Statement

10.1     1994 Stock Option Plan (3)

10.2 Lease Agreement between 805 Third Ave. Co. and ICC relating to the rental of ICC's current principal executive office (4)

10.3 Lease Agreement, dated as of May 21, 1999, between JB Squared LLC and ICC relating to the rental of approximately 4,000 square feet at the Lakeview Executive Center, 45 Research Way, East Setauket, New York, 11733 (5)

10.4     Employment Agreement for Anthony D'Angelo dated as of April 16, 2000
         (13)

10.5     Employment Agreement for G. Michael Cassidy dated as of April 16, 2000
         (12)

10.6     Employment Agreement for David Hubbard dated as of April 16, 2000 (12)

10.7     Employment Agreement for Walter M. Psztur dated as of April 16, 2000
         (12)

10.8 Master Agreement between Cable & Wireless PLC and ICC executed on November 24, 1999 (7)

10.9     Amended and restated Stock Option Plan (9)

10.10 First Amendment to Lease Agreement, dated as of January, 2000, by and between JB Squared LLC and ICC relating to the rental of an additional approximately 4,800 square feet at the Lakeview Executive Center, 45 Research Way, East Setauket, New York, 11733 (12)

10.11 First Amendment of Lease Agreement between Madison Third Building Companies LLC and ICC relating to the rental of additional office space at 805 Third Avenue, New York, New York 10022 (12)

10.12 Lease Agreement, dated as of August 2, 2000, by and between IDC Realty, LLC as landlord and ICC as tenant relating to the rental of an approximately 8,000 square feet facility used by ICC's service bureau division (11)

10.13 Lease Agreement, dated as of November 1, 1999, by and between Shannon Oaks Partnership as landlord and RTCI as tenant relating to the rental of an approximately 8,000 square feet facility used by ICC's professional services division (12)

10.14 Joint Services Agreement, between ICC and Hightech International Services GmbH (a wholly-owned subsidiary of ThyssenKrupp Services GmbH) executed on July 28, 2000 (14)

10.15 Letter agreement dated July 25, 2001 between ICC and Triaton GmbH (f/k/a HighTech International Services, a wholly-owned subsidiary of ThyssenKrupp Services GmbH) amending Joint Services Agreement (14)

Exhibit
Number   Description
------   -----------

10.16    Amended agreement with Triaton dated July 2002 (13)

10.17 Subscription agreement dated October 29, 2001 by and between ICC and Amaranth Trading LLC (14)

10.18 Form of Subscription Agreement dated October 29, 2001 by and among ICC and purchasers identified therein (14)

10.19 Form of Subscription Agreement dated April 30, 2003 by and among ICC and persons identified therein (15)

10.20 Form of Subscription Agreement dated May 1, 2003 by and among ICC and persons identified therein (15)

10.19 Form of Subscription Agreement dated April 30, 2003 by and between ICC and Blue Water Venture Fund II, L.L.C. (15)

23(i)*   Consent of Deloitte & Touche LLP

23(ii)*  Consent of Kramer Levin Naftalis & Frankel LLP (contained in Exhibit
         5.1 hereto)

-------------------
*        Filed herewith

Note     Filing in which Exhibit is incorporated by reference
----     ----------------------------------------------------

(1)      Registration statement on Form S-3 (File no. 333-80043).
(2)      Annual report on Form 10-KSB for the year ended July 31, 1998.
(3)      Registration statement on Form SB-2 (File no. 33-83940).
(4)      Report on Form 10-QSB dated October 31, 1997.
(5) Amendment no. 3 to ICC's registration statement on Form S-3 (File no. 333-80043).
(6)      Current report on Form 8-K filed with the SEC on July 31, 1999
(7)      Current report on Form 8-K dated December 1, 1999.
(8) Amendment no. 1 to ICC's registration statement on Form S-3 (File no. 333-93301).
(9) Proxy statement on Schedule 14A for the annual meeting of stockholders for the year ended July 31, 1999.
(10)     Current report on Form 8-K dated June 15, 2000.
(11)     Current report on Form 8-K dated August 11, 2000.
(12)     Annual report on Form 10-KSB dated July 31, 2000.
(13)     Registration statement on Form S-3 (file No. 333-99059).
(14)     Annual report on Form 10-K for July 31, 2001.
(15)     Current report on Form 8-K dated April 30, 2003.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

      (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed by the registrant with the Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 31st day of July 2003.

                              Internet Commerce Corporation


                              By: /s/ G. Michael Cassidy
                                 ----------------------------
                                 G. Michael Cassidy
                                 Chief Executive Office

      KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints G. Michael Cassidy and Walter M. Psztur, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this registration statement (including all pre-effective and post-effective amendments thereto and all registration statements filed pursuant to Rule 462(b) which incorporate this registration statement by reference), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on July 31, 2003 the capacities indicated below.

Signature                 Title
---------                 -----

/s/ G. Michael Cassidy    President and Chief Executive Officer (Principal
-----------------------   Executive Officer), Director
G. Michael Cassidy

/s/ Walter M. Psztur      Chief Financial Officer (Principal Financial and
-----------------------   Accounting Officer)
Walter M. Psztur

/s/ Richard J. Berman     Director
-----------------------
Richard J. Berman

/s/ Spencer I. Browne     Director
-----------------------
Spencer I. Browne

/s/ Kim D. Cooke          Director
-----------------------
Kim D. Cooke

/s/ Fred Ciporen          Director
------------------------
Fred Ciporen

/s/ Arthur R. Medici      Director
------------------------
Arthur R. Medici

                                  EXHIBIT INDEX

Exhibit
Number   Description
------   -----------

2.1 Agreement and Plan of Merger among ICC, ICC Acquisition Corporation, Inc., a wholly-owned subsidiary of ICC, Research Triangle Commerce, Inc., or RTCI, and the selling shareholders of RTCI (10)

2.2 Agreement and Plan of Merger among ICC, IDC, and the selling shareholders of IDC (11)

3(i).1   Amended and Restated Certificate of Incorporation (1)

3(i).2 Certificate of Merger merging Infosafe Systems, Inc. and Internet Commerce Corporation (1)

3(i).3 Certificate of Amendment to the Amended and Restated Articles of Incorporation (2)

3(i).4 Certificate of Designations -- Series A Convertible Redeemable Preferred Stock (1)

3(i).5   Certificate of Designations -- Series C Preferred Stock (8)

3(i).6*  Certificate of Designations -- Series D Preferred Stock

3(ii).1  By-laws (6)

4.1      Specimen Certificate for Class A Common Stock (3)

4.2      Form of Class A Bridge Warrant issued in the 1998 bridge financing (1)

4.3 Warrant Agreement dated January 12, 2000, by and among ICC and Cable and Wireless USA, Inc. (8)

4.4 Form of Registration Rights Agreement dated as of October 29, 2001 by and among ICC and the purchase identified therein (15)

4.5 Registration Rights Agreement dated as of October 29, 2001 by and between ICC and Amaranth Trading LLC (13)

4.6 Format Class A Common Stock Warrant issued in the October 29, 2001 private placement (13)

4.7 Form of Registration Rights Agreement dated as of April 30, 2003 by and among ICC and the persons listed on Schedule A thereto (15)

4.8 Form of Registration Rights Agreement dated as of April 30, 2003 by and between ICC and Blue Water Venture Fund II, L.L.C. (15)

4.9 Form of Class A Common Stock Warrant issued in the April 30, 2003 and May 1, 2003 private placements (15)

5.1* Opinion of Kramer Levin Naftalis & Frankel LLP regarding legality of the shares of class A common stock being registered pursuant to this Registration Statement

Exhibit
Number   Description
------   -----------

10.1     1994 Stock Option Plan (3)

10.2 Lease Agreement between 805 Third Ave. Co. and ICC relating to the rental of ICC's current principal executive office (4)

10.3 Lease Agreement, dated as of May 21, 1999, between JB Squared LLC and ICC relating to the rental of approximately 4,000 square feet at the Lakeview Executive Center, 45 Research Way, East Setauket, New York, 11733 (5)

10.4     Employment Agreement for Anthony D'Angelo dated as of April 16, 2000
         (13)

10.5     Employment Agreement for G. Michael Cassidy dated as of April 16, 2000
         (12)

10.6     Employment Agreement for David Hubbard dated as of April 16, 2000 (12)

10.7     Employment Agreement for Walter M. Psztur dated as of April 16, 2000
         (12)

10.8 Master Agreement between Cable & Wireless PLC and ICC executed on November 24, 1999 (7)

10.9     Amended and restated Stock Option Plan (9)

10.10 First Amendment to Lease Agreement, dated as of January, 2000, by and between JB Squared LLC and ICC relating to the rental of an additional approximately 4,800 square feet at the Lakeview Executive Center, 45 Research Way, East Setauket, New York, 11733 (12)

10.11 First Amendment of Lease Agreement between Madison Third Building Companies LLC and ICC relating to the rental of additional office space at 805 Third Avenue, New York, New York 10022 (12)

10.12 Lease Agreement, dated as of August 2, 2000, by and between IDC Realty, LLC as landlord and ICC as tenant relating to the rental of an approximately 8,000 square feet facility used by ICC's service bureau division (11)

10.13 Lease Agreement, dated as of November 1, 1999, by and between Shannon Oaks Partnership as landlord and RTCI as tenant relating to the rental of an approximately 8,000 square feet facility used by ICC's professional services division (12)

10.14 Joint Services Agreement, between ICC and Hightech International Services GmbH (a wholly-owned subsidiary of ThyssenKrupp Services GmbH) executed on July 28, 2000 (14)

10.15 Letter agreement dated July 25, 2001 between ICC and Triaton GmbH (f/k/a HighTech International Services, a wholly-owned subsidiary of ThyssenKrupp Services GmbH) amending Joint Services Agreement (14)

10.16    Amended agreement with Triaton dated July 2002 (13)

10.17 Subscription agreement dated October 29, 2001 by and between ICC and Amaranth Trading LLC (14)

10.18 Form of Subscription Agreement dated October 29, 2001 by and among ICC and purchasers identified therein (14)

Exhibit
Number   Description
------   -----------

10.19 Form of Subscription Agreement dated April 30, 2003 by and among ICC and persons identified therein (15)

10.20 Form of Subscription Agreement dated May 1, 2003 by and among ICC and persons identified therein (15)

10.19 Form of Subscription Agreement dated April 30, 2003 by and between ICC and Blue Water Venture Fund II, L.L.C. (15)

23(i)*   Consent of Deloitte & Touche LLP

23(ii)*  Consent of Kramer Levin Naftalis & Frankel LLP (contained in Exhibit
         5.1 hereto)

 -------------------

*        Filed herewith

Note     Filing in which Exhibit is incorporated by reference
----     ----------------------------------------------------

(1)      Registration statement on Form S-3 (File no. 333-80043).
(2)      Annual report on Form 10-KSB for the year ended July 31, 1998.
(3)      Registration statement on Form SB-2 (File no. 33-83940).
(4)      Report on Form 10-QSB dated October 31, 1997.
(5) Amendment no. 3 to ICC's registration statement on Form S-3 (File no. 333-80043).
(6)      Current report on Form 8-K filed with the SEC on July 31, 1999
(7)      Current report on Form 8-K dated December 1, 1999.
(12) Amendment no. 1 to ICC's registration statement on Form S-3 (File no. 333-93301).
(13) Proxy statement on Schedule 14A for the annual meeting of stockholders for the year ended July 31, 1999.
(14)     Current report on Form 8-K dated June 15, 2000.
(15)     Current report on Form 8-K dated August 11, 2000.
(12)     Annual report on Form 10-KSB dated July 31, 2000.
(13)     Registration statement on Form S-3 (file No. 333-99059).
(14)     Annual report on Form 10-K for July 31, 2001.
(15)     Current report on Form 8-K dated April 30, 2003.